Exhibit 99.1

T STAMP INC

(‘Trust Stamp’ or ‘The Company’)

Trust Stamp Awarded $3.9M DHS Contract

27 September 2021: Trust Stamp (OTCQX: IDAI, Euronext Growth: AIID ID), a global provider of AI-powered trust and identity services used across multiple sectors, today announces it has entered into a fixed price purchase order (the “Agreement”) amounting to U.S. $3,920,764 with U.S. Immigration and Customs Enforcement (“ICE”), a federal agency under the U.S. Department of Homeland Security.

Under the Agreement, Trust Stamp (the “Contractor”) is responsible for providing mobile biometric services centered around the Company’s privacy-preserving data tokenization technology. With an outlined contract delivery period of the earlier of six-months from the commencement date of 27 September 2021, or service delivery to 10,000 participants (and subject to a right of early termination for cause by ICE), the Company anticipates substantially fulfilling the performance obligations in the Agreement in the 2021 financial year.

John Bridge, Executive Vice President of Trust Stamp comments: “Trust Stamp delivers secure, dignified, and streamlined biometric solutions that transform identity and trust frameworks to better meet the needs of all involved parties. This contract award reflects the maturity of our innovative privacy-first approach to identity, along with our commitment to delivering accessible and equitable solutions that work for anyone, anywhere. With proven success in large scale implementations, Trust Stamp looks forward to further demonstrating that the level of security and privacy provided by Irreversibly Transformed Identity Tokenization (IT2TM) is not only achievable across any biometric use case, but also poses immense benefits to cost and operational efficiency.

In realizing our company-wide efforts to win this contract over the previous quarters of 2021, encompassing Trust Stamp’s business, technology, and compliance capabilities, we hope to shift standards and expectations of the biometrics industry towards the user-centric protection critical for a globally inclusive digital reality that is built on trust.”

Enquiries

Trust Stamp	Email: Shareholders@truststamp.ai

Gareth Genner, Chief Executive Officer

Nisha Naik, Executive VP of Communications

Davy (Euronext Growth Advisor)	Tel: +353 1 679 6363

Barry Murphy

About Trust Stamp

Trust Stamp is a global provider of AI-powered identity services for use in multiple sectors including banking and finance, regulatory compliance, government, real estate, communications, and humanitarian services. Its technology empowers organizations with advanced biometric identity solutions that reduce fraud, protect personal data privacy, increase operational efficiency, and reach a broader base of users worldwide through its unique data transformation and comparison capabilities.

Located in seven countries across North America, Europe, Asia, and Africa, Trust Stamp trades on the OTCQX Best Market (OTCQX: IDAI) and Euronext Growth in Dublin (Euronext Growth: AIID ID). Founded in 2016 by Gareth Genner and Andrew Gowasack, the company now employs over 80 people with flagship customers including Mastercard International and FIS.

LEGAL DISCLAIMER

The information in this press release may contain forward-looking statements and information related to, among other things, the company, its business plan and strategy, and its industry. When used, the words “estimate,” “project,” “believe,” “anticipate,” “intend,” “expect” and similar expressions are intended to identify forward-looking statements. These statements reflect management’s current views with respect to future events-based information currently available and are subject to risks and uncertainties that could cause the company’s actual results to differ materially from those contained in the forward-looking statements.